

Press Release

Southern Star Central Corp.

Date: October 3, 2005

Contacts: Susanne Harris
                Vice President, Chief Financial Officer, and Treasurer
                Southern Star Central Corp.
                270/852-4600

Southern Star Central Corp. Announces Expiration of
Change of Control Offer to Purchase With No Notes Tendered

Owensboro, KY – October 3, 2005.   Southern Star Central Corp. (the "Company")
announced today that its offer to repurchase its 8.50% Senior Secured Notes Due 2010
(the "Notes") has expired with no Notes tendered and accepted for payment.

The offer to purchase was made pursuant to the terms of the Indenture for the Notes
relating to a "change of control." An aggregate principal amount of $180,000,000 of the
Notes remains outstanding.

About Southern Star Central Corp.

*Southern Star Central Corp. (SSTAR) is the parent of Southern Star Central Gas
Pipeline, Inc. ("Central"), a natural gas transmission system headquartered in
Owensboro, Kentucky, spanning over 6,000 miles in the Midwest and Mid-continent
regions of the United States. The pipeline system and facilities are located throughout
Kansas, Oklahoma, Missouri, Wyoming, Nebraska, Colorado and Texas. It serves major
markets such as Kansas City, Wichita, Springfield and St. Louis.*

*The information in this release may include forward-looking statements within the
meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking
statements may relate to anticipated financial performance, management's plans and
objectives for future operations, business prospects, outcome of regulatory proceedings,
market conditions and other matters. Words such as "anticipate," "believe,"
"estimate," "expect," "intend," "plan" and "objective" and other similar expressions*

identify some of the statements that may be forward-looking. These statements are based on management's beliefs and assumptions and on information currently available to management. Actual results could differ materially from those contemplated by any forward-looking statements. In addition to any assumptions and other factors referred to specifically in connection with any such statements, factors that could cause actual results to differ materially from those contemplated in any forward-looking statement include, among others, the following: future utilization of pipeline capacity, which can depend on energy prices and the prices for natural gas available on Central's system, competition from other pipelines and alternative fuels, the general level of natural gas demand, decisions by customers not to renew expiring natural gas transportation contracts, adequate supplies of natural gas, the construction or abandonment of gas customer facilities, weather conditions and other factors beyond Central's control, operational risks and limitations of Central's pipeline system and of interconnected pipeline systems; changes in federal, state or local laws and regulations to which Central is subject, including allowed rates of return and related regulatory matters, and tax, environmental and employment laws and regulations; the ability of Central's customers to pay for its services; the ability to obtain governmental and regulatory approval of various expansion projects; the cost and effects of legal and administrative proceedings; the effect of accounting interpretations and changes in accounting policies; and changes in general economic, market or business conditions.

Other factors and assumptions not identified above may also have been involved in deriving any forward-looking statements, and the failure of those other assumptions to be realized, as well as other factors, may also cause actual results to differ materially from those projected. The Company assumes no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking statements.